INTERSTAR MINING GROUP INC.

SUITE 1240 • 70 YORK STREET • TORONTO • ONTARIO • CANADA • M5J 1S9
Telephone (416) 368-4440 • *Telecopier* (416) 865-1382


03022268

PRESS RELEASE

FOR IMMEDIATE RELEASE:

SUBJECT: InterStar Agrees to Acquire Medical Laser Device Firm

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Toronto, Ontario; 11 April 2003 .... InterStar Mining Group Inc. (TSXV:IG.T) announced that it has entered into a binding agreement to acquire 100% of the fully diluted equity ownership of closely-held Theralase Inc. of Markham, Ontario for 5,164,454 common shares of InterStar, subject to increase proportionate to InterStar's fully diluted issued share capital at closing. A further aggregate of up to 5,164,454 InterStar shares, also subject to increase proportionate to InterStar's fully diluted share capital at closing, are issuable upon Theralase meeting agreed financial performance targets. The proposed transaction is subject to corporate approvals and acceptance by the securities regulatory bodies and Stock Exchange having jurisdiction.

The fully diluted Theralase equity includes all of its senior and convertible securities, all calls or commitments binding Theralase to issue additional common share equity, and the conversion of outstanding debt and advances by shareholders and related parties into Theralase equity. The new InterStar shares will be held in escrow for staged releases over a period of 3 years commencing with the initial 25% release one year after closing and a further aggregate 25% released in quarterly increments each year thereafter. Closing is expected by June 30.

Theralase has designed, manufactured and marketed therapeutic medical laser systems since 1995. Medical regulatory approvals have been received for Canada and in most European countries. After extended clinical trials, the United States FDA filing required for unrestricted U.S. market access was concluded in December 2002. Final FDA registration and listing approval is prospective within the next 60 days.

Therapeutic lasers supply photon or light energy into the human and animal musculo-skeletal structure to bio-stimulate and accelerate the normal healing process for a wide range of pain control and tissue rehabilitation applications. The Theralase device is designed for the relief of temporary and chronic pain conditions deriving from all types of arthritic symptoms, wound healing, veterinary practice and dental procedures.

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The most recent proprietary Theralase laser development is designed for the monitoring and control of higher powered and deeper penetration applications which are covered in U.S. Patent No. 6,413,267 as issued to Theralase on July 2, 2002.

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Further Information -- Contact:
S. Donald Moore, President
Phone: (416) 368-4440

Certain of the information and statements contained in this news release constitute "forward looking statements" expressing InterStar's expectations, hopes, beliefs and intentions on strategies and planning regarding the future. It is important to note that InterStar's actual future results could differ materially from those projected in such "forward looking statements" because of a number of factors, including, but not limited to, general economic conditions, business and financing requirements, labor relations, government actions, competitor pricing, expenses volatility and other risks that may be covered from time to time in the Company's filings with the securities regulatory authorities and Stock Exchange having jurisdiction and in future press releases.